# Form C

## Cover Page

Name of issuer:

One Biosciences, Inc.

Legal status of issuer:

> Form:   Corporation
>
> Jurisdiction of Incorporation/Organization:   TX
>
> Date of organization:   3/31/2019

Physical address of issuer:

13901 Midway Road
#102-321
Dallas TX 75244

Website of issuer:

https://onebiosciences.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock

☐ Debt
☑ Other

If Other, describe the security offered:

Convertible Note

Target number of securities to be offered:

100,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $100,000; interests will be sold in increments of $1; each investment is convertible to one unit as described under Item 13.

Target offering amount:

$100,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,070,000.00

Deadline to reach the target offering amount:

4/30/2022

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

Current number of employees:

3

| | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $206,863.00 | $135,322.00 |
| Cash & Cash Equivalents: | $119,989.00 | $40,057.00 |
| Accounts Receivable: | $604.00 | $248.00 |
| Short-term Debt: | $388,644.00 | $321,604.00 |
| Long-term Debt: | $142,822.00 | $0.00 |
| Revenues/Sales: | $123,521.00 | $25,670.00 |
| Cost of Goods Sold: | $56,054.00 | $20,078.00 |
| Taxes Paid: | $347.00 | $563.00 |
| Net Income: | ($138,287.00) | ($186,342.00) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS,

KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

---

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

## THE COMPANY

1. Name of issuer:

One Biosciences, Inc.

## COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

**INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Tedrick Wright | Strategic Sales Manager - U.S. Logistics | Stryker | 2020 |
| Cindy Walker | Manager/Co-founder | One CBD, Inc. | 2020 |
| Cecil Kost | Retired Executive and Private Investor | Self-Employed | 2019 |
| Ty Burgess | Chief Executive Officer | One CBD, Inc. | 2019 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Tedrick Wright | Chief Technology Officer | 2020 |
| Ty Burgess | CEO | 2019 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Cindy Walker | 2400000.0 Common Stock | 39.08 |
| Ty Burgess | 2218564.0 Common Stock | 36.13 |

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the* *exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.*

## RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> No Assurance of Investment Return. The Corporation cannot provide assurance that the Corporation will be profitable, that it will be able to generate returns for its Shareholders, or that the returns will be commensurate with the risks of investing in the stock and/or convertible notes. There can be no assurance that any Shareholder will receive any distribution from the Corporation. Investors purchasing stock and/or convertible notes in the Corporation must provide an investment representation statement certifying they are able to bear any

risk of investment loss.

Return to Investors. The Corporation does not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders. The Corporation currently intends to retain any future earnings and does not expect to make any distributions in the foreseeable future. Investors who anticipate the need for distributions from their investment in the Corporation should not purchase the Securities offered hereby. The Corporation currently has more liabilities than assets so investors are unlikely to be returned any capital should the Corporation close down.

Early Stage Company. The Corporation is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Corporation may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Dilution from Issuances of Additional Stock. If the Corporation issues additional shares of its Stock following an investor's capital investment, each shareholder's ownership interest in the Corporation will be then be diluted.

No Market for Stock; Restrictions on Transfers. Stock in the Corporation has not been registered under the 1933 Act, the securities laws of any U.S. state or the securities laws of any other jurisdiction and, therefore, cannot be sold unless they are subsequently registered under the 1933 Act and other applicable securities laws, or an exemption from registration is available. The Corporation does not contemplate making a registration under the 1933 Act or other securities laws. There is no public market for Stock in the Corporation, and one is not expected to develop. A Shareholder will not be permitted to assign, sell, exchange or transfer any of the Shareholder' Stock, except as provided in the Shareholder Agreement or Stock Purchase Agreement. Shareholders must be prepared to bear the risks of owning Stock for an extended period of time.

Insolvency and Lack of Liquidity. For a variety of reasons, it is possible that the Corporation may run out of cash prior to reaching a sales volume that yields sufficient cash inflow to pay the Corporation's debts and expenses as they come due in the ordinary course of business. Even if the Corporation raises the maximum amount of $1,070,000 in this offering, the foreseeable future will be dependent upon our ability to finance our operations from revenue generated from sales, the sale of equity in the future or other financing alternatives. Early and growth-stage companies often depend on raising several rounds of additional capital until they are profitable. There can be no assurance that The Corporation will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our shareholders. The failure to raise sufficient operating capital could put your investment dollars at significant risk.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Corporation or to receive financial or other information from the Corporation, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Investors at a disadvantage in general and with respect to other shareholders.

Government Regulation & Oversight. Existing and future restrictions and controversies over what legally can and cannot be said about a CBD product could have a negative impact on sales and could expose the Corporation to litigation. The Farm Bill contemplates the ability of a state government and the federal government to cooperate and effectively work together to facilitate the growth and maintenance of the CBD industry. Delays and breakdowns at the federal level, state level, or both could adversely affect the Corporation. Aspects of our business and our products will be regulated at the local, state, and federal levels. Our products may be subject to state, local and Federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. The Corporation, and, our products, will also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare, and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. The Corporation will continue to monitor proposed legislation to plan for any significant changes in a timely manner.  While we anticipate that, the Corporation, and our products, will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. The Corporation, and, our products, will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

FDA Regulations and the Pharmaceutical Industry. The FDA hasn't taken definitive action to classify Hemp-derived CBD as a dietary supplement or issued approved label claims.  This lack of guidance restricts the Corporation from making claims surrounding the use of CBD to diagnose, treat, cure, or prevent any disease. The Corporation may not make label claims such as those approved by the FDA for conventional foods and dietary supplements. Among the claims that can be used on food and dietary supplement labels but not Hemp-derived CBD labels are three categories of claims that are defined by statute and/or FDA regulations: health claims, nutrient content claims, and structure/function claims. The Corporation will continue to advocate for sensible regulation that will provide a regulatory framework for the CBD industry, such as that which exists for the dietary supplement industry in order to have clear guidance around labeling and to reduce the number of CBD brands that do not meet these requirements.  The FDA and the pharmaceutical industry have grown increasingly concerned regarding the proliferation of CBD products claiming to treat or cure certain diseases or conditions, and have sent enforcement letters to competitor CBD companies as a result. The FDA has heightened awareness that some CBD companies are marketing products containing cannabis and cannabis-derived compounds in ways that violate the Federal Food, Drug and Cosmetic Act (FD&C Act), which opens up the industry as a whole to additional scrutiny, including those such as ours that seek to operate in a compliant manner.  The Corporation will continue to advocate for the FDA to take additional steps to improve the efficiency of regulatory pathways for the lawful marketing of efficiency of regulatory pathways for the lawful marketing of Hemp-derived CBD products that helps to support the goals of the Corporation. The Corporation continually monitors changing Federal and local governmental regulations and will make every effort to ensure that it is prepared to comply with these changing regulations. However, the Corporation could face unforeseen or sudden changes in governmental regulations, which could negatively impact the Corporation's ability to sell CBD products or comply in a timely or cost-effective manner.

Hemp Industry Laws. Laws and Regulations affecting the regulated hemp industry are constantly changing, which could materially and adversely affect our proposed operation and growth. Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business. We will continue to monitor proposed legislation to plan for any significant changes in a timely manner.

Hemp Industry Risks Generally. The Corporation's business will be subject to the risks inherent in the ownership and operation of hemp-related business. These risks include, but are not limited to, those associated with the burdens of ownership of a hemp related business; general and local economic conditions; changes in supply of and demand for hemp and hemp CBD products (as a result, for instance, of a market collapse); the financial resources of consumers; changes in hemp policy, environmental and other laws; supply shortages; various uninsured or uninsurable risks; natural disasters; changes in government regulations (such as shipping hemp products across state lines); changes in hemp related taxes; negative developments in the economy that depress buying activity; environmental liabilities; terrorist attacks; war; and other factors that are beyond the control of the Corporation's board of directors and officers ("Company Management").

Reliance on Third-Party Growers and Processors to Comply with Laws and Regulations. CBD generally remains a Schedule I controlled substance. There is a narrow exception for CBD produced in a manner consistent with the 2018 federal Farm Bill, associated federal regulations, and associated state regulations. There is no assurance that the Corporation's third-party processors will comply with applicable laws and regulations.

Healthcare Laws, Generally. The risks of the Corporation as it relates to the marketing, management, and distribution of products to healthcare practitioners was evaluated in September 2020. This evaluation included the use of a consumer-directed or practitioner-directed portal whereby consumers will purchase products from the Corporation. The Corporation is not currently, and will not be, in violation of any Texas or Federal healthcare laws as it relates to the relationship between the Corporation and its customers or referral sources, even those who may be healthcare practitioners. It is not anticipated that the Corporation will have risks associated with healthcare laws so long as the products of the Corporation remain classified as "sundries." In the event the Corporation becomes subject to FDA regulations as described above, or if the Corporation develops a new product that is subject to FDA regulations, another risk analysis will be performed as it relates to healthcare regulations. There is no assurance that the laws related to the use of CBD, the classification of the products, or the laws related to the sale of CBD by healthcare practitioners will remain stable. We will continue to monitor proposed legislation to plan for any significant changes as it relates to risks specific to healthcare regulations.

Consumer Confidence. The Corporation's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Corporation has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Corporation may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations, public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Corporation's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Corporation's products and may reduce demand for the Corporation's products.

Backlash from the Healthcare Industry. Existing players in the pharmaceutical industry who could lose sales volume or revenues or advocate for CBD to be regulated as pharmaceutical drug due to increased sales of CBD products pose a continuing short-term and long-term threat to the CBD industry because of their tremendous financial resources and lobbying capabilities.

General Economic and Market Conditions. The hemp industry generally and the success of the Corporation's business activities both will be affected by general economic and market conditions, as well as by changes in laws and national, international and state political and socioeconomic circumstances. A sustained downturn in the United States or global economy (or any particular segment thereof) could adversely affect the Corporation's profitability or impede the Corporation's ability to maintain or continue any growth in sales.

Market Conditions. The Corporation's strategy may be based, in part, upon the premise that qualifying hemp will be available for purchase by the Corporation at a price that the Corporation considers favorable. No assurance can be given that hemp CBD will always be obtainable at favorable prices or that the market for such hemp will hold in value, as the case may be, since this will depend, in part, upon events and factors outside the control of the Corporation.

Highly Competitive Market.  We face competition with respect to our key products that we seek to develop or commercialize in the future. Our competitors to our offerings include major brands like Charlotte's Web, Pure Kana, Ananda and others. Many of our competitors have significantly greater financial, technical and human resources and superior expertise in research and development and marketing CBD products and services. These competitors may also in the future compete with us in recruiting and retaining qualified personnel and

acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products and services more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

COVID-19. COVID-19 and future pandemics' effect on the economy could cause a negative impact to the Hemp/CBD industry due to a decrease in consumer spending, impact on supply chain or other unforeseen consequences.

Reliance on People. The Corporation will be managed by Ty Burgess, as President. The Corporation's future profitability will depend largely upon the business acumen of the Management Team generally, and the President specifically. The President, subject to the approval of the Board of Directors with the majority vote of the officers, has the power to fill any vacancies caused by the death, disability, or resignation of a member of the Management Team. Although additional persons may join the Corporation's Management Team, the Corporation's success is dependent in part on the continued availability to the Corporation of the services of the President. Likewise, the Corporation's success will depend, to a great extent, on the judgment and ability of the Management Team and its key personnel. The loss of the services of a member of the Management Team could have a materially adverse effect on the ability of the Management Team to successfully manage the Corporation's business. As an early-stage organization, the Corporation is still very dependent on its founders. If anything catastrophic were to happen to the Corporation's founding team, the future of the Corporation may be compromised. To mitigate this risk, the Corporation will engage an appropriate group of successful and experienced advisors to assist during the launch of new products and services and will acquire Keyman insurance with respect to the President & CEO . This will require industry experts, successful business executives, legal experts, and marketing/branding specialists. The Corporation could experience difficulty in retaining management staff. The costs of hiring and training new employees may also prove a burden to the Corporation. Though key staff and certain contractors will be required to sign nondisclosure, noncompete agreements and proprietary information and invention assignment" agreements, terminated employees could still misappropriate trade secrets and the resulting legal fees could be substantial. The success of the Corporation will depend on its ability to compete for and retain additional qualified key personnel to enhance the growth. The Corporation's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require the Corporation to grant significant equity awards or incentive compensation, which could have a material adverse effect on the Corporation's financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the Corporation and its business.

Reliance on Third Party Growers and Processors. The Corporation will not grow hemp, and therefore the Corporation will rely upon licensed farmers to grow and provide the hemp. There can be no assurance that these farmers will be able to

There can be no assurance that these farmers will be able to produce hemp in any given season, that they will comply with applicable laws, that they will be able to produce consistent, high quality hemp, or that they will sell an adequate supply of hemp to the Corporation's processors. Farmland availability, farmer availability, weather conditions, insects, human error, and government regulation and intervention are among many factors that could limit the production of hemp. Excessive demand for hemp by competitors, exclusive supply contracts with competitors, and high crop prices are among many factors that could impact the ability of the Corporation's processors to obtain the hemp raw material they need to produce their products. Furthermore, every hemp plant is different, and therefore every batch of hemp CBD product will be different. Thus, consistency in quality of both the hemp and the CBD product could be a problem. The Corporation will not process any green hemp materials, and therefore the Corporation will rely on one or more third parties to process the hemp. As such, there can be no assurance that these processors will be able to produce consistent, top of the line products that customers will purchase, or that the processors will sell to the Corporation.

Reliance on Third-party Platforms.  The Corporation relies on GoDaddy and Microsoft Azure for hosting and other third-party technology vendors such as Square and others for payment processing and financial services. Any interruption in the availability of these services could have material negative impact on our ability to deliver service to users, as well as the profitability of these operations. Interruptions could occur due to both internet outages as well as policy changes or terms violations according to these third parties. The prospect of increased regulation and/or Internet censorship may create access challenges to our users and service offerings. Our long-term vision is to substantively reduce reliance on third-party hosting platforms in order to become independently sustainable.

Marketing and Innovation Risks. To date, CBD companies have been unable to take advantage of certain marketing tools like Google AdWords and Facebook Ads. Because of the nature of business of hemp companies, large corporations like Facebook and Google have refused to allow the marketing of such products. As such, there can be no assurance that the rules related to marketing models will not change. This limitation does not just affect the Corporation, but also its competitors. Our success is also dependent on our product innovation, including maintaining a robust pipeline of new products, and the effectiveness of our product packaging, advertising campaigns and marketing programs, including our ability to successfully adapt to a rapidly changing media environment, such as through use of social media and online advertising campaigns and marketing programs. There can be no assurance as to our ability to develop and launch successful products or to effectively execute advertising campaigns and marketing programs that resonate with and appeal to consumers. Both the launch of new products and advertising campaigns are inherently uncertain, especially as to their appeal to consumers. Our failure to make the right strategic investments to drive innovation or successfully launch our products or variants of established products could decrease demand for our products by negatively affecting consumer perception, as well as result in inventory write-offs and other costs.

Product Defects.  Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced, cancelled customer orders, or even litigation. If these defects occur, we will incur additional costs litigation. If these defects occur, we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, loss of reputation and may incur financial and/or legal liability. The Corporation only uses manufacturers who at a minimum meet good manufacturing practice (GMP) standards and does not provide direct oversight to the manufacturers and therefore cannot prevent all defects. Our manufacturers provide their own laboratory testing certificates with each batch of product purchased to ensure purity and potency. The corporation then tests each batch of product a second time using only third-party laboratories that meet the required regulatory standards and performs the legally required panel of lab tests to ensure that each batch of product meets purity and potency standards.

Taxation and Other Causes of Price Increases. Federal, state and local governments may create and assess new forms of taxes on the sale, processing and/or storage of hemp and CBD products, thereby making the cost to the consumer prohibitive. As witnessed in the domestic tobacco industry, these taxes could substantially decrease the demand for the Corporation's products. Furthermore, because the Corporation anticipates selling a substantial portion of retail products to individuals, any factor that adversely impacts an individual's disposable income could adversely impact the Corporation.

Socially Conscious Corporation Risks. The Corporation is a socially conscious corporation, meaning the Corporation considers the interest of all stakeholders, not just shareholders. The Founder and Management Team of the Corporation believe philosophically that Socially Conscious Corporations promote a strong culture, growth and sustainability and the Corporation will make decisions rooted in the morality and ethics surrounding the decision or issue at hand and to advance its overall mission. Decisions will not necessarily be based solely on profitability in every case but will be looked at holistically in order to balance the current and future needs of both stakeholders and shareholders. Because of uncertainty surrounding the ability of the Corporation to accommodate the dual objectives of socially consciousness and profit, there can be no assurance that the Corporation will continue to remain profitable after its social initiatives and mission is accounted for and realized. The Corporation also plans to donate a small percentage of profits to organizations that help those affected by substance use disorder, and such parameters will be determined and approved by the board at a future date when the Corporation is able to do so. The Corporation is a mission driven business that is focused on providing products and services that support our mission. As a result, the Corporation may make decisions based on considerations other than strictly maximizing short-term profit and may initially result in high product costs. These decisions will likely reduce the amount of revenue available to the Corporation to operate and grow, and ultimately to return to investors, which may further increase the riskiness of the investment and potential loss of any investment.

Unavailability of Insurance against Certain Catastrophic Losses. The Corporation intends to maintain property, commercial general liability, product liability, directors and officers, and workers compensation insurance with limits and policy specifications that Corporation Management believes are customary for this industry. However, certain losses of a catastrophic nature, such as wars, natural disasters, terrorist attacks or other similar events, may be either uninsurable or, insurable at such high rates that to maintain such coverage would cause an adverse impact on the related Investments. In general, losses related to terrorism are becoming harder and more expensive to insure. Most insurers are excluding terrorism coverage from their all-risk policies. In some cases, the insurers are offering significantly limited coverage against terrorist acts for additional premiums, which can increase greatly the total costs of casualty insurance for a property. As a result, the Corporation's business and properties may not be insured against terrorism.

Environmental Liabilities. The Corporation may be exposed to substantial risk of loss arising from the selling CBD products having undisclosed or unknown environmental, health or occupational safety issues, or arising from inadequate reserves, insurance or insurance proceeds for such matters that have been previously identified. Under various federal, state and local laws, ordinances and regulations, an owner of a hemp related business potentially may be liable to consumers purchasing products made from affected hemp. Such laws may now or hereafter impose joint and several liability, which can result in a party being obligated to pay for greater than its share, or even all, of the liability involved. Such liability also potentially could be imposed without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances may adversely affect the owner's ability to sell hemp products or to borrow funds using inventory as collateral, which could have an adverse effect on the Corporation's returns. The Corporation is also at risk of any catastrophic environmental event that may lead to a shortage of hemp that would be detrimental to the availability of the Corporation's CBD products.

Banking Risks. While the Corporation holds banking accounts that have been approved specifically for our Corporation and its' activities related to selling Hemp-derived CBD products and we expect to see additional regulation loosening restrictions surrounding hemp-related businesses and banking, there have been reports of certain banks shutting down and freezing accounts of other CBD companies. A financial event may occur that will negatively impact the operation of the Corporation and its profitability. Such risks include having funds frozen by the Corporation's bank, shutting down the payment processor so that transactions fail to process, and charging higher prices to provide banking and financing services that may be out of the realm of profitability for the Corporation.

Voting Rights. Because the Investor's voting rights are directed by the Lead Investor, the holders of a majority-in-interest of voting rights in the Corporation could limit the Investor's rights in a material way. The Lead Investor shall direct the voting power of all WeFunder investors held by the Custodian with respect to the Corporation. Moreover, the Lead Investor shall direct the signing of documents on behalf of all WeFunder investors with respect to the Corporation. For example, those interest holders could vote to change the terms of the agreements governing the Corporation's operations or cause the Corporation to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Corporation, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Corporation may be diluted. This means that the pro-rata portion of the Corporation represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Corporation to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns. When deciding whether to invest in the Company, you should look at who the Lead Investor is, see how much they invested and why, and make your own decision on if you trust their judgement.

Reputation. Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet- based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects, or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

New Products or Lines of Business. We may implement new lines of business or offer new products and services within existing lines of business. As an early-stage Corporation, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Limited Operating History. The Corporation is an early stage Corporation incorporated on March 31, 2019. Accordingly, the Corporation's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Corporation must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Corporation's substantial dependence on acceptance into a highly competitive marketplace surrounded by better funded and more established companies, our need to conduct product development, and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets. In addition to being subject to all the risks associated with the creation of a new business, the Corporation will be subject to factors affecting business generally, such as general economic conditions, increasing government regulatory activity, scarcity of environmental resources, and competition. The Corporation's management team believes that the estimates prepared by them as to capital, personnel, equipment, and facilities required for their operations are reasonable, but until its operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Corporation. The likelihood of the success of the Corporation must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

Strategic Changes.  In order to respond to market changes, the Corporation's management may from time to time make changes to the business of the Corporation. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Corporation may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Corporation's business, results of operations and financial condition.

Concentrated Control. Ty Burgess, the Corporation's co-founder and CEO, and Cindy Walker, the Corporation's co-founder and Director of Operations, and Tedrick Wright, the Corporation's co-founder and Chief Technology Officer, together collectively own a voting majority of the Corporation's outstanding equity. The co-founders are currently the Corporation's sole members of its Board of Directors, and therefore have significant control over the management of the Corporation and the direction of its policy and affairs. This concentrated control in the Corporation will limit Investors' ability to influence Corporation matters.

Key Personnel. The Corporation's future success depends on the continued services and performances of key management, consultants, and advisors, and it contemplates acquiring key person life insurance for the President & CEO. However, the Corporation plans to secure key person life insurance when such coverage is deemed financially prudent. Also, the Corporation's future success may further depend on the Corporation's ability to attract and retain additional key personnel and third-party contractual relationships. If the Corporation is unable to attract and retain key personnel and third-party contractors, this could adversely affect our business, financial condition, and operating results.

Technology and Intellectual Property.  We may rely on various intellectual property rights in order to operate our business. Our intellectual property rights, including registered trademarks, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken and take to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. Our product formulae are protected internally with trade secrets, as opposed to a publicly registered statutory protection. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other

has a dominant intellectual property position or for other business reasons. Any failure by the Corporation to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Accuracy of Business Projections. The Corporation's revenue model may be impaired or change. The Corporation's success depends mainly on its ability to sell products and services to receive revenue as earnings from the Corporation. The Corporation may generate but retain some or all the earnings for growth and development of its business and accordingly, not make distributions to the shareholders. If the Corporation does not generate revenue, its business, financial condition, and operating results will be materially adversely affected. The Corporation has made certain assumptions about the CBD and Wellness marketplace. There is risk associated with these assumptions due to continuous changes in products and services offered by competitors, changes in user preferences and shifts in user demographics. In order to mitigate this risk, the Corporation has taken great care to ensure the reliability and source quality of key assumptions used in the business plan. The Corporation diligently researches publicly available information and initiatives of competitors, changes in the marketplace and changes in customer preferences. We pride ourselves on being innovative and ahead of the curve whenever possible. We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed. In terms of revenue, it could be that our financial projections are not accurate or that it takes longer (if at all) to meet projections. If this is the case, our investors may

experience a lengthy period on their rate of return or lack of return that is well below that of other investment opportunities. We are a growth-stage company with historical revenues to date. Because our lack of operating history and the rapidly evolving nature of our industry make forecasting quarterly operating results difficult, we base our expenses in large part on our operating plans and future revenue projections. Most of our expenses are fixed in the short term, and it may be difficult to quickly reduce spending if revenues are lower than projected. Therefore, any significant shortfall in revenues would likely have an immediate and negative impact on our business, operating results, and financial condition.

Intellectual Property Rights and Third Parties. Although the Corporation is not aware of any third party rights that are infringed by our existing or contemplated business activities, we have not performed any freedom to operate analyses (other than standard trademark searches related to the "Company" mark), and there is no guarantee that we will not be sued for infringement by third parties or that we will not need to modify our brand or products to avoid infringement. The Company intends to pursue all available protections of its own intellectual property to protect its rights from third parties.

Replication of Products and Technology. The Corporation's business plan entails using innovative products and technology. The Corporation does not own the intellectual property related to the underlying products, nor does it have exclusive rights to resell those products. Should a competitor decide to resell the same products and replicate the Corporation's strategy, the Corporation may find it difficult to compete given its early-stage and limited capital.

Natural Disasters. Another unforeseeable failure is the real risk of natural disasters due to things like global warming or acts of god. A natural disaster could affect our existing infrastructure or future infrastructure. We have limited control over our suppliers, contract manufacturers, and logistics providers, including aspects of their specific manufacturing processes and their labor, environmental, or other practices, which subjects us to significant risks, including the following: exposure to natural catastrophes, political unrest, terrorism, labor disputes, and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured;

Security/Privacy Breaches. Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer. The Corporation collects and stores sensitive data, including intellectual property, our proprietary business information and that of our customers, vendors and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Like others in our industry, the Corporation continues to face advanced and persistent attacks on our information infrastructure where the Corporation manages and stores various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. The Corporation operation of the information infrastructure. The Corporation will implement technical safeguards that are compliant with HIPAA and HITECH regulations, and plan to implement the HITRUST Common Security Framework as new software is developed. Despite the Corporation's security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties. In addition, any such access, disclosure or other loss of information could disrupt our operations and the products and services the Corporation provides to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our revenues and competitive position.

Provisions for Data Use. The Corporation plans to use data, including aggregated and individually identifiable data for quality assurance and internal operations, such as brand improvement and product development. Individuals who visit our platform are able to view the Privacy Policy and read how their data will be used. As the Corporation collects, uses, or maintains additional information, individuals will be notified of these changes at the time the change takes effect. The Corporation may, in the future, create a platform whereby users can interact with one another. In that event, users will be notified of the way their data may be used prior to accessing the platform. The Corporation will not sell individually identifiable data, and will maintain compliance with local, state, and federal laws related to information provided by users.

Operating Costs.  The Corporation is subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US. Changes in employment laws or regulation could harm our performance. The Corporation intends to add and develop new products and services to support our mission, such as offering genetic testing and a patient and healthcare provider engagement platform. These other new services could result in new costs of doing business. There could be new expenses associated with tackling new and different competition, meeting new infrastructure requirements and solving new legal and regulatory challenges. The Corporation can't guarantee revenues earned from providing new services will cover potential expenses.  Expanding our presence is the healthcare space is an important aspect of our plans for growth. With those efforts come potential costs and risks that could affect our business success.

Costs of Raw Goods and Related Services. The Company's gross margins also may be impacted by a number of different factors.  Commodity and other price changes may result in unexpected increases in the cost of raw materials, packaging materials, energy or other products and services used by the Corporation. The Corporation may also be adversely affected by shortages of raw materials or packaging materials. In addition, energy cost increases could result in higher transportation, freight and other operating costs. The Corporation may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your investment.

Rapid Innovation/Technology Adoption.  The Corporation may

need to acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to changes in technology in order to fulfill our business goals.  Technical developments, business requirements, programming languages, and industry standards change frequently. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet customer needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. The Corporation may not have sufficient resources to make necessary product development investments. The Corporation may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. The Corporation may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance. The Corporation may need to rapidly and successfully develop and introduce new features to our products and services in a competitive, demanding and rapidly changing environment. To succeed in our intensely competitive industry, the Corporation must continually improve, refresh, and expand our product and service offerings to include newer features, functionality, or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which the Corporation must introduce and implement new technology. This requires a high level of innovation by our product manufacturers, software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. The Corporation must continue to respond to market demands, develop leading products and technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. The Corporation must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if the Corporation is unsuccessful in its efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Corporation products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

If the Corporation do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected. To remain competitive, the Corporation must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, the Corporation will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than the Corporation have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, the Corporation in likely to incur expenses in connection with continuously updating and improving our user interface and experience. The Corporation may face significant delays in introducing new services, products, and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Pre-existing Debt/Obligations.  The Corporation owes money under a shareholder loan agreement. As of July 31, 2020, the Corporation owed $362,691 with principal plus accrued interest under a line of credit with the note shall bearing 8% interest at a rate of 8% per annum (interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed). All payments made by the Corporation are to be applied first (1st) to any accrued interest and then to the principal balance. The total amount of the loan shall be due and payable on April 1, 2022.  The Corporation has the right to pay back the loan in-full or make additional payments at any time without penalty.

Corporation Discretion to Spend Investments.  The Corporation intends to use a significant portion of the proceeds from the offering for unspecified working capital. The offering proceeds will be used by the Corporation in the ways management deems most effective towards the Corporation's goals. This means that although the Corporation has plans for the proceeds (focused on sales, marketing, and product development) the Corporation will have ultimate discretion to use the proceeds as it sees fit and the Corporation has chosen not to limit the Corporation's use of the funds to specific uses that investors could evaluate. Such portion of the proceeds from this offering will be used for the purpose that the Corporation's management deems to be in its best interest in order to address changed circumstances or opportunities. As a result of the foregoing, the Corporation's success will be substantially dependent upon its discretion and judgement with respect to application and allocation of such portion of the proceeds of this Offering. The Corporation may choose to use the proceeds in the manner that the investors do not agree with and investor may have no recourse. A use of proceeds that does not further the Corporation's business and goals could harm the Corporation and its operations, and ultimately cause an investor to lose all or portion of his or her investment. The Corporation will have broad Discretion in the Use of the Net Proceeds from This Offering, and The Corporation May Fail to

Proceeds from This Offering, and The Corporation May Fail to Use These Proceeds Effectively. The net proceeds from this offering will be used for payment of various outstanding payment obligations and other operating expenses of the Corporation, and thereafter for working capital and for other general corporate purposes. Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of your investment. The failure of our management. to apply these funds effectively could result in financial losses. The Corporation's management, subject to the supervisory powers of the Board of Directors, has absolute discretion to spend the proceeds of this offering for any general corporate purpose, including but not limited to providing a salary to corporate officers and the repayment of certain authorized shareholder loans to the Corporation. The Corporation's management is committed to the long-term growth of the business and, thus, cannot assure you that the proceeds will yield any return in the short or immediate term, if at all.

Conflicts of Interest. The Corporation will be subject to various potential conflicts of interest. Under certain circumstances, the Officers may make investments separate and apart from, or alongside, the Corporation. As provided in the Corporation's Bylaws, the Officers will be permitted to manage other companies during the term of the Corporation's business life, any of which may conflict with the Corporation for investment opportunities, management time and attention, or otherwise. Provisions contained in the Corporation's Bylaws that authorize the Officers to engage in investment, management, or other activities outside, or alongside the Corporation, or to cause the Corporation to make investments in respect of which the Officers have conflicting interests, will override common law and statutory fiduciary duties that would apply in the absence of such provisions. The Corporation's Bylaws contains certain protections for Shareholders against conflicts of interest faced by the Officers, but does not purport to address all types of conflicts that may arise. Moreover, as a practical matter, it may be difficult for Stockholders to subject the behavior of the Officers to close scrutiny. During the term of the life of the Corporation, many different types of conflicts of interest may arise, and this document does not purport to identify all such conflicts. Stockholders ultimately will be heavily dependent upon the good faith of the Officers and the Board of Directors. Conflicts of interest may result due to affiliates of management providing services to the Corporation. The management and persons and entities affiliated with the management may be appointed or utilized to provide services for investments in which the Corporation invests. Therefore, the selection of investments may be influenced by the ability of the management and its affiliates to provide other services. Moreover, the management and its affiliates may profit from investments even where the Corporation loses all or a portion of its investment.

Unforeseen Risks. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Corporation cannot predict whether the Corporation will successfully effectuate the Corporation's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment and should take into consideration when making such analysis, among other, the Risk Factors discussed above. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE

INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT

Tedrick Wright is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# The Offering

## USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$100,000**

Use of Proceeds: 7.5% toward Wefunder fees, 62.5% toward platform development and commercialization, 30% toward full-time compensation of key team members.

If we raise: **$1,070,000**

Use of Proceeds: 7.5% toward Wefunder fees, 62.5% toward platform development and commercialization, 30% toward full-time compensation of key team members. Cost of Goods Sold has healthy self-sustaining margins

*INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all* *intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.*

## DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

**NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**

**The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**

**If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.**

**An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.**

**If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the**

offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933.   In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

# Ownership and Capital Structure

**THE OFFERING**

13. Describe the terms of the securities being offered.

Convertible note with $5,000,000.00 valuation cap; 20.000% discount; 8% interest.
See exact security attached as Appendix B, Investor Contracts.

**Type of Security:** Convertible Promissory Notes ("Notes").

**Amount to be Offered:** The goal of the raise is $100,000.00

**Valuation Cap:** $5,000,000.00

**Discount Rate:** 80%

**Maturity Date:** November 4, 2022

**Interest Rate:** 8%. Interest shall commence with the date of the convertible note and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after the Maturity Date.

**Early-Bird:** Investors investing in the first $300,000.00, will receive a valuation cap of $5,000,000.00 and a discount of 25.000%.

**Conversion and Repayment**

**Conversion upon a Qualified Financing**. In the event that the Company issues and sells shares of its equity securities ("Equity Securities") to investors (the "Investors") while this Note remains outstanding in an equity financing with total proceeds to the Company of not less than one million dollars ($1,000,000) (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.8, and (ii) the quotient resulting from dividing the valuation cap of five million dollars ($5,000,000) by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the "Conversion Price") is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors.

**Change of Control.** If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the holder thereof shall be entitled to the amount that would be payable in connection with such Change of Control with respect to that number of shares of Common Stock issuable if the entire Balance then outstanding was converted immediately prior to the consummation of such Change of Control into that number of shares of the Company's Common Stock determined by dividing (x) the entire Balance then outstanding by dividing the valuation cap of $5,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The Company shall repay the Holder in Series AA Preferred shares of stock, plus cash in an amount equal to the outstanding principal amount of this note, and any unpaid accrued interest on the original principal. For purposes of this Note, a "Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

**Procedure for Conversion.** In connection with any conversion of this Note into capital stock, the Holder shall surrender this Note to the Company and deliver to the Company any documentation reasonably required by the Company (including, in the case of a Qualified Financing, all financing documents executed by the Investors in connection with such Qualified Financing). The Company shall not be required to issue or deliver the capital stock into which this Note may convert until the Holder has surrendered this Note to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into capital stock pursuant to the terms hereof, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay the Holder cash equal to such fraction multiplied by the price at which this Note converts.

**Interest Accrual.** If a Change of Control or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for the Change of Control or Qualified Financing, unless explicitly stated otherwise in this Agreement.

**Prepayment.** Upon ten (10) days' written notice to the Holder, the Company may prepay any amount of the unpaid principal or accrued interest due under this Note at any time prior to the Maturity Date without penalty or additional fees, provided, however, that the Holder shall have the opportunity, during the ten (10) day notice period described above, to convert the entire portion of the prepaid principal and accrued interest owed on this Note into shares of the Company's AA Preferred stock at a twenty percent (20%) discount. The Company must stock at a twenty percent (20%) discount. The Company must receive written Notice of Conversion from the Holder prior to the expiration of the tenth (10th) day.

**Irrevocable Proxy.** The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

**Repurchase.** If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of the purchase price of the securities, and the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Subscription Agreement).

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☐ Yes:
☑ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

Any term of this Note may be amended or waived with the written consent of the Company and the Holder. In addition, any term of this Note may be amended or waived with the written consent of the Company and the Majority Holders. Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the holders of, all of the Notes, and the Company shall promptly give written notice thereof to the Holder if the Holder has not previously consented to such amendment or waiver in writing; provided that the failure to give such notice shall not affect the validity of such amendment or waiver.

**RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING**

**OFFERED:**

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**

**The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

**DESCRIPTION OF ISSUER'S SECURITIES**

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Common Stock | 10,000,000 | 6,140,974 | Yes ⌄ |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | |

Describe any other rights:

N/a.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns. Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

**The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $5,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in

use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

*Loan*

| | |
|---|---|
| **Lender** | Cindy Alana Walker |
| **Issue date** | 09/29/20 |
| **Amount** | $367,260.00 |
| **Outstanding principal plus interest** | $367,260.11 as of 09/29/20 |
| **Interest rate** | 8.0% per annum |
| **Maturity date** | 04/01/22 |
| **Current with payments** | Yes |

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| | | No exempt offerings. | | |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years,

3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| | |
|---|---|
| **Name** | Cindy Alana Walker |
| **Amount Invested** | $367,260.00 |
| **Transaction type** | Loan |
| **Issue date** | 09/29/20 |
| **Outstanding principal plus interest** | $367,260.11 as of 09/29/20 |
| **Interest rate** | 8.0% per annum |
| **Maturity date** | 04/01/22 |
| **Current with payments** | Yes |
| **Relationship** | Shareholder and Mother of CEO |

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the

information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

## Overview

One Biosciences was created to bring integrative wellness solutions to as many people as possible struggling with health issues. Currently in development, our platform will offer a range of products, tools and analytics that can be customized to an individual's specific wellness needs and leveraged by clinicians alike.

In 5 years, One Biosciences hopes to be a leading destination for commerce, content and community that has truly best-in-class programs that facilitate the strategy of the company. We will be recognized as the industry leader through the application of scientific standards from the highly regulated healthcare space for both consumers and healthcare providers alike. These projections cannot be guaranteed.

## Milestones

One Biosciences, Inc. was incorporated in the State of Texas in March 2019.

Since then, we have:

- Built infrastructure, operational support, scalability and validated the ability to deliver customer happiness via our DTC website OneCBD.com

- Validated the need for a single-source integrative wellness platform for healthcare providers and patients

- Built out a team of experts steeped in healthcare and leadership to move to the next phase of growth

## Historical Results of Operations

Our company was organized in March 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $123,521. For the period ended December 31, 2019, the Company had revenues of $25,670.

- *Assets.* As of December 31, 2020, the Company had total assets of $206,863, including $119,989 in cash. As of December 31, 2019, the Company had total assets of $135,322, including $40,057 in cash.

- *Net Loss.* The Company has had net losses of $138,287 and $186,342 for 2020 and 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $531,466 for 2020 and $321,604 for 2019.

## Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

### Liquidity & Capital Resources

To-date, the company has been financed with $367,260 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

### Runway & Short/Mid Term Expenses

One Biosciences, Inc. cash on hand is $22,756.98, as of October 2020. Over the last three months, revenues have averaged $9,168/month, cost of goods sold has averaged $4,384/month, and operational expenses have averaged $15,007/month, for an average burn rate of $10,223 per month. Our intent is to be profitable in 20 months.

Since the date of our financials, we have seen a change in our operations: In-depth pricing analysis has been performed for product and services portfolio and mix, as well as distribution channels. This has resulted in increasingly focused go-to-market strategy and detailed financial projections.

In the next 3-6 months, we hope that our revenues and expenses will grow to about twice their current levels, as distribution network development with providers will take one to two financial quarters to reach critical mass. These projections cannot be guaranteed.

For additional capital, private placements for $100,000 and $25,000 are currently under review/negotiation for our WeFunder campaign. If we need to pay for certain expenses through reimbursement and accrue those liabilities in the interim we will.  Otherwise, we can also put in more cash from our personal funds if needed, but we don't think we will need to do this based on cashflow based on our current cashflow position and recent improvement in sales as well.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the* *receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Ty Burgess, certify that:

(1) the financial statements of One Biosciences, Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of One Biosciences, Inc. included in this Form reflects accurately the information reported on the tax return for One Biosciences, Inc. filed for the most recently completed fiscal year.

*Ty Burgess*
~~Chief Executive Officer~~

# STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   i. in connection with the purchase or sale of any security?
   ☐ Yes ☑ No
   ii. involving the making of any false filing with the Commission?
   ☐ Yes ☑ No
   iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
   ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   i. in connection with the purchase or sale of any security?
   ☐ Yes ☑ No
   ii. involving the making of any false filing with the Commission?
   ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the

information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

**If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

*INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.*

*No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.*

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by

$1,000/year for services, however, these fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*
*(a) a description of the material content of such information;*
*(b) a description of the format in which such disclosure is presented; and*
*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

# ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.onebiosciences.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

# APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

One Biosciences Convertible Note
Early Bird One Biosciences Early Bird Convertible Note

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Cecil Kost
Cindy Walker
Tedrick Wright
Ty Burgess

Appendix E: Supporting Documents

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

One Biosciences Convertible Note

Early Bird One Biosciences Early Bird Convertible Note

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Cecil Kost

Cindy Walker

Tedrick Wright

Ty Burgess

Appendix E: Supporting Documents

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

One Biosciences, Inc.

By

*Ty Burgess*

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

*Tedrick Wright*

Co-founder
3/15/2021

*Cindy Walker*

Co-founder
3/15/2021

*Ty Burgess*

Founder & CEO
3/15/2021

*The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.